

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

November 12, 2010

Mr. Gil Boosidan
Chief Executive Officer
Suspect Detection Systems, Inc.
150 West 56th Street, Suite 4005
New York, NY 10019

> **Re:** **Suspect Detection Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed April 14, 2010**
> **Form 10-Q for Quarter Ended March 31, 2010**
> **Filed May 18, 2010**
> **File No. 00-52792**

Dear Mr. Boosidan:

        We have reviewed your response letter dated October 26, 2010 and have the
following comments.  As noted in our comment letter dated August 23, 2010 we have
limited our review to your financial statements and related disclosures and do not intend
to expand our review to other portions of your documents.

Form 10-K for the fiscal year ended December 31, 2009

9 Business Combination, page F-16

1.  We note your response to prior comments six and seven.  In this regard, we await
    the filing of your amended Form 10-K demonstrating how you recorded the 49%
    beginning noncontrolling interest in SDS Israel and  how you adjusted the
    beginning noncontrolling interest in SDS Israel to account for the change in
    ownership.

2.  We note your response to prior comment eight and your intent to file an
    amendment.  We note from your response that the allocation of noncontrolling
    interest is based on the relative ownership percentage.  We reissue a portion of
    our comment and ask that you please provide us with a reconciliation of the

amount of loss attributable to noncontrolling interest on your consolidated statements of operations to the relative ownership percentage in SDS Israel.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Scott Stringer, Staff Accountant, at 202-551-3272 or Robert Babula, Staff Accountant, at 202-551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3720 with any other questions.

Sincerely,
/s/ Andrew Mew
Accounting Branch Chief